UNITED STATES SECURITY AND EXCHANGE COMMISSION Washington, DC 20549

FORM 1-SA SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933 For the fiscal semi-annual period ended March 31, 2016

PUNCH TV STUDIOS, INC.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-10491

Delaware	46-5033791
(State or other jurisdiction of incorporation or organization)	(IRS Employee Identification No.)

11705 Willake Street Santa Fe Springs, California 90670
(Address of principal executive offices)

323.419.5915
(Registrant’s telephone number, including area code)

Dated: September15, 2017

Item 1:	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to several factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular and elsewhere in this Annual Report.

Overview

We are an American production and broadcast company committed to producing high-quality medium-budget feature films, television programs, as well as animated shorts, television series and films. Our primary source of revenue will come from licensing our content to broadcasters and distributors; however, we expect to generate substantial revenue through the sale of advertisements and sponsorships during broadcasts on our Network.

Since our incorporation on May 20, 2014, we have been engaged primarily in raising equity capital, including, but not limited to generating the Form 1-A, and developing our business plan. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, marketing costs and overhead. These investments are intended to contribute to our long-term growth; however, they may affect our short-term profitability.

Our Company is in the process of raising capital to commence full-scale operations, and as of the date of this report, we have only begun limited operations. All our operations to date have been capital raising and developing our business plan. Accordingly, we have not experienced any recognizable trends in the last fiscal year. We intend to produce and license our Content once we commence full-time operations, and begin analyzing trends at that time.

Results of Operations

Revenues

As of March 30, 2016, we hadlimited operations, and have not yet generated any revenues.

Operating Expenses

For the fiscal year ended August 31, 2015, we had operating expenses of $268,391. For the period starting September 1, 2015 and ended March 31, 2016, we had operating expenses of $101,506. The largest line items of operating expenses were marketing expenses and professional fees. We anticipate that our expenses will increase once we construct our studio and begin producing our Content.

Net Loss.

For the fiscal year ended August 31, 2015, we had a net lossof $267,407. For the period starting September 1, 2015 and ended March 31, 2016, we had a net loss of $98,235. The largest items contributing to our net loss weremarketing expenses and professional fees. We anticipate that we will begin to realize a profit once we begin licensing and/or broadcasting our content.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our activities and operations solely through the sale of private equity in the form of common stock to our sole officer and director, Joseph Collins. We have no debt.

Equity

From May 20, 2014 (date of incorporation) to March 31, 2016, we receivedno capital from the sale of private equity in the form of common to insiders.

Credit and Debt

As of the filing of this report, the Company has no debt.

Operating Activities

As of March 31, 2016, most of our activities involved raising capital, including, but not limited to generating and filing the Form 1-A, and developing our business plan. We have not begun any operations, and, therefore, have not realized any significant revenue.

Trends and Key Factors Affecting Our Performance

The core elements of our growth strategy include acquiring exceptional production projects, broadening our licensing capabilities by expanding our licensing network, and expanding our broadcast capabilities. We plan to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly production costs, marketing costs, and overhead. These investments are intended to contribute to our long-term growth; however, they may affect our short-term profitability.

Our Company is in the process of raising capital to commence operations, and as of the date of this report, we have not begun production or licensing operations. All our operations to date have been capital raising and developing our business plan. Accordingly, we have not experienced any recognizable trends in the last fiscal year. We intend to produce and license our Content once we commence operations, and begin analyzing trends at that time.

Item 2:	Other Information

On March 30, 2016, we filed our amended Form 1-A with the Securities and Exchange Commission.

Item 3:	Financial Statements

PUNCH TV STUDIOS, INC.

Consolidated Balance Sheet

As of August 31, 2015, and March 31, 2016

	March31, 2016	August 31, 2015
Assets

Current Assets
Cash and Cash Equivalents	$1,359		$3,887
Loans Receivable	6,925		6,925
Other Current Assets	---		---

Total Current Assets	$8,284		$10,812

Fixed Assets
Depreciable Assets, Net of Accumulated Depreciation	556,084		651,025

Total Assets	$564,368		$661,837

Liabilities & Shareholders’ Equity

Current Liabilities	68		---

Total Liabilities	$68	$	---

Shareholders’ Equity
Common Stock 1,000,000,000 Shares Authorized
124,000,000 Shares Issued and Authorized	923,781		923,781

Investors	697		---
Sub-Total	$924,478		$923,781

Retained Earnings	$(262,056)		$7,068

Total Shareholders’ Equity	$564,299		$661,837

Total Liability & Shareholders’ Equity	$564,368		$661,837

PUNCH TV STUDIOS, INC.

Statement of Operations and Retained Earnings

For the Years Ended August 31, 2015 andSix Months Ended March31, 2016

	March 31, 2016	August 31, 2015

Sale and Marketing Income	$3,723	$34,490

Cost of Goods Sold	$452	$33,505

Gross Profit	$3,271	$985

Selling, General & Administrative Expenses	101,506	268,392

Profit (Loss) from Operations	$(98,235)	$(267,407)

Net Profit (Loss)	$(94,235)	$(267,407)

Net Adjustments to Retained Earnings	---	---

Retained Earnings, Beginning of Year	7,068	---

Retained Earnings, End of Year	$(262,056)	$7,068

PUNCH TV STUDIOS, INC.

Statement of Cash Flows

For the Years Ended August 31, 2015 andthe six months ended March 31, 2016

	March 31, 2016	August 31, 2015

Net Income (Loss)	$(98,235)	$(267,407)

Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities

Depreciation and Amortization	$94,941	$162,756
(Increase) Decrease in Loans	---	---
(Increase) Decrease in Fixed Assets	---	---

Net Cash Used in Operating Activities	$(3,294)	$(104,651)

Cash Flows from Financing Activities	---	---
(Decrease) Increase in Stock Issued for Services	---	---
(Decrease) Increase in Stock Issued for Equipment	---	---

Cash Flows from Investing Activities
Net Cash Provided from Investing Activities	697	---

Net Adjustment in Retained Earnings	---	---

Net Increase (Decrease) in Cash/Equivalents

Cash and Equivalents, Beginning	3,887	---
Cash and Equivalents, Ending	$1,359	$3,887

PUNCH TV STUDIOS, INC.

Notes to Financial Statements

March 31, 2016

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND PRINCIPAL BUSINESS ACTIVITY:

Principle Business Activity

Punch TV Studios, Inc. (“PUNCH” or the “Company”) was organized on May 20, 2014 under the laws of the State of Delaware. PUNCH was formed to provide production, broadcasting, advertising and distribution services to independent television networks and providers of content.  The Company’s year-end is August 31.

Equipment

Equipment is recorded at cost or contributed value. The value of the equipment contributed was assessed by an independent third-party at liquidation value. Major additions and improvements are capitalized. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale are recorded as a gain or loss on sale of equipment. Depreciation for equipment is computed using the straight-line method over the estimated useful life of the assets as follows – generally 5-7 years.

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with ASC Topic 360, “Property, Plant and Equipment.”  An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset or asset group is expected to generate.  If an asset or asset group is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value.  If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

Revenue Recognition

The Company has not, to date, generated significant revenues.  The Company plans to recognize revenue in accordance with Accounting Standards Codification subtopic 605-10, Revenue Recognition (“ASC 605-10”) which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts.

Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

ASC 605-10 incorporates Accounting Standards Codification subtopic 605-25, Multiple-Element Arraignments(“ASC 605-25”). ASC 605-25 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing 605-25 on the Company's financial position and results of operations was not significant.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported period. Actual results could differ materially from the estimates.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes," which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company has adopted the provisions of FASB ASC 740-10-05 Accounting for Uncertainty in Income Taxes. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Net Loss Per Share, Basic and Diluted

Basic loss per share has been computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period.

Fair Value of Financial Instruments

The Company's financial instruments, as defined by Accounting Standard Codification subtopic 825-10, Financial Instrument (“ASC 825-10), include cash, accounts payable and convertible note payable.  All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at March 31, 2016.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions

Stock Based Compensation

The Company follows Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”), which requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

OnMarch 31, 2016, the Company had 74,450,000 shares of the 124,450,000 shares issued promised to employees and non-employees.

Concentration and Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with high credit quality institutions.  At times, such investments may be in excess of the FDIC insurance limit.

Issuance of Common Stock

The issuance of common stock for other than cash is recorded by the Company at market values.

Impact of New Accounting Standards

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 2 PROPERTY, PLANT AND EQUIPMENT

Equipment, their estimated useful lives, and related accumulated depreciation at March 31, 2016are summarized as follows:

	Range of	Value at
	Lives in	March 31,
	Years	2016

Audio Equipment	5	$43,388
Broadcasting Equipment	5	400,000
Camera Equipment	5	175,873
Production Equipment	5	63,070
Computers	5	60,950
Furniture and Fixtures	5	38,500
Autos and Trucks	5	32,000
Total Fixed Assets		813,781

Less: Accumulated Depreciation	---	(257,697)
Net Fixed Assets		$556,084

NOTE 3 CAPITAL STRUCTURE

The Company is authorized to issue 1,000,000,000 shares of common stock with a par value of $.00001 per share. Each common stock share has one voting right and the right to dividends, if, and when declared by the Board of Directors.

Common Stock

At March 31, 2016, there were 124,000,000 (one hundred twenty-four million) sharesof common stock issued and outstanding.

During the period from May 20, 2014 through March 31, 2016, the Company issued 70,450,000 shares of restricted common stock to its CEO for contribution of equipment valued at $813,781.

During the period from May 20, 2014 through March 31, 2016, the Company issued 4,100,000 shares of restricted common stock to individuals through private placements for services rendered valued at $88,600.

NOTE 4 RELATED PARTY TRANSACTIONS

During the period from May 20, 2014 through March 31, 2016, the Company issued 70,450,000 shares of restricted common stock to its CEO for contribution of equipment valued at $813,781.

NOTE 5 INCOME TAXES

At March 31, 2016, the Company had approximately $98,235 of net operating losses (“NOL”) carry forwards for federal and state income tax purposes. These losses are available for future years and expire through 2033. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

There were no deferred tax assets and liabilities included in the financial statements at March 31, 2016.

NOTE 6 COMMITMENTS

Legal

From time to time, the Company may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. The Company currently is not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results

NOTE 7 SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 31, 2016, the date of the financial statements was available to be used. With the exception of the anticipated qualification under Regulation A, Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the financial statements thereby requiring adjustments or disclosure.

Item 4:	Exhibits

All Item 4 Exhibits to this Annual Report are incorporated herein by reference in EDGAR to the Part III Item 17 Exhibit List of our Form 1-A/A filed on March 30, 2016.

https://www.sec.gov/Archives/edgar/data/1651699/000165169916000016/form1A.htm

E-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf bythe undersigned, thereunto duly authorized, in Santa Fe Springs, California on March 31, 2016.

PUNCH TV STUDIOS, INC.
By:	/s/ Joseph Collins
Name: Title:	Joseph Collins Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joseph Collins	Chief Executive Officer	September 18, 2017
Joseph Collins	(Principal Executive Officer)